Exhibit 99.1

Stop Experimenting with AV1, Start Working with it on Beamr Cloud

Beamr Cloud Now Enables Automated Upgrade to Advanced, High-Performance AV1 Format

Herzliya, Israel, Aug. 12, 2024 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced that Beamr Cloud, the company’s GPU-powered video service, now supports the automated and scalable modernization of video to the emerging AV1 format (AOMedia Video 1). This upgraded service is poised to address a significant challenge that has occupied many video industry players in recent years, who were hesitant to adopt it before.

While video usage is growing at an exponential pace, most videos today are still based on a 20-year-old format, AVC (Advanced Video Coding). By contrast, AV1 offers modern video encoding capabilities, improved image quality with higher compression and is designed for next-generation video handling .. AV1 is used in areas such as streaming, gaming, remote desktop and more. Backed by tech giants, like Amazon, Google and Microsoft, AV1 is royalty-free, alleviating a major concern in the video industry.

Sharon Carmel, Beamr CEO, explained: “In recent years, migrating to AV1 was often complicated and expensive or required video expert supervision. Now, with Beamr Cloud, video modernization can be achieved much easier, with an automatic, quality-preserving process to transform videos from legacy formats, such as AVC or HEVC (High Efficiency Video Coding) , to AV1. Simultaneously, the AV1 videos are also fully optimized, leveraging businesses’ and end users’ experience with outstandingly efficient and smaller video files.”

Along with that, customers of Beamr Cloud’s GPU-powered service will enjoy high-performance and high-speed results and automatic, scalable processes. The upgrading to AV1 is conveniently accessible to Oracle Cloud Infrastructure and Amazon AWS customers, allowing them to seamlessly connect their cloud video repositories to the modernization process of Beamr Cloud.

AV1 modernization is also ideal for machine learning (ML) workflows, without human involvement. In a recent case study, the company showed that with Beamr Cloud, it is possible to use optimized AV1 files that are up to 4 times smaller than legacy video formats and still deliver exactly the same results in ML processes (For more details, please read the full case study).

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

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Investor Contact:

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